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                                                                File No. 70-8801




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                               AMENDMENT NO. 3 TO
                                    FORM U-1

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          THE COLUMBIA GAS SYSTEM, INC.
                      12355 Sunrise Valley Drive, Suite 300
                                Reston, VA 20191








              (Names of company or companies filing this statement
                  and addresses of principal executive offices)


                           J. W. Trost, Vice President
                     Columbia Gas System Service Corporation
                      12355 Sunrise Valley Drive, Suite 300
                                Reston, VA 20191


                     (Name and address of agent for service)
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Item 1 of Amendment No. 2 to the application/declaration previously filed is hereby amended in its entirety to read as follows:

Item 1. Description of Proposed Transaction

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.


         The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation, and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), is the Applicant-Declarant.

         The Commission previously authorized Columbia to establish Columbia Energy Services Corporation ("CES"), HCAR 35-25802; 70-8145 (April 22, 1993), to market natural gas products and services. In addition, the Commission also authorized the creation of TriStar Ventures Corporation and its subsidiaries (collectively "TriStar"), HCAR 35-24199; 70-7276, (September 26, 1986) to, among other things, invest in and operate electric cogeneration facilities for production and sale of electricity.

         Columbia hereby requests authorization to market other forms of energy1 either through one or both of these companies or through one or more subsidiaries

------------

         1 For a description of the proposed marketing activities, see pages
3-4.
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of one or both of these companies or through one or more new direct or indirect subsidiaries of Columbia (any of the foregoing shall be hereinafter referred to as "Energy Products Company") or through a joint venture entity to be formed in conjunction with a third party. Once Energy Products Company is established, the services that it offers may overlap with services offered by another Columbia subsidiary if the dictates of the market make such an overlap appropriate: a subsidiary, which is predominately a producer of an energy commodity, may sell the commodity into the same markets as the Energy Products Company; a subsidiary, which is predominately a transporter, may transport the commodity in the same markets in which the Energy Products Company arranges transportation; and the activities of a subsidiary, which specializes in the marketing and/or management of a particular commodity, may overlap with the activities of Energy Products Company which may offer consumers "one-stop shopping" for energy commodities. Although technically in the same geographic markets, the companies will be serving different customer needs.

         Energy Products Company will initially concentrate its efforts in those states currently served by Energy Products Company's affiliated natural gas pipeline and local distribution companies (generally Kentucky, Maryland, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia). However, Energy Products Company will not operate outside of the united States without seeking additional approval.
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         The services provided by Energy Products Company will include the marketing and/or brokering of electric energy and natural gas at wholesale, and, to the extent permitted by state law, at retail. In this latter regard, the Commission has recognized that "[r]etail electric competition is developing rapidly due to state initiatives" and that "[u]tilities and other suppliers are preparing to compete in retail electric markets." Consolidated Natural Gas Co., HCAR No. 35-26512; 70-8631, mimeo at 4, fn. 12 (April 30, 1996)
("Consolidated"); See also SEI Holdings, Inc., HCAR No. 35-26581; 70-8823, mimeo at 3-4 (September 26, 1996) ("SEI"). Consistent with the Commission's holding in SEI, Columbia requests that the Commission approve the request to market and/or broker electric power at wholesale and to the extent permitted by applicable state law, at retail. Additionally, in order to meet competition in the rapidly expanding energy market and/or to offer "one-stop shopping" for the market's energy needs, Energy Products Company must be able to market any form of energy commodity usable by customers. It may also be appropriate for Energy Products Company to market emission allowances. Columbia therefore requests authorization to market a broad array of energy commodities including natural gas or manufactured gas, propane, natural gas liquids, oil, refined petroleum and petroleum products, coal, and/or wood products and emission allowances.
This authorization is consistent with the
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authorization granted in SEI. Such authorization will enable Energy Products
Company to compete effectively with other suppliers in the market place. See SEI, mimeo at 13-14.

         To minimize financial exposure of Energy Products Company and the exposure of Columbia resulting from Columbia's guarantees, discussed below, Energy Products Company will use, consistent with SEI, market hedging techniques (including, but not limited to, the use of futures contracts, options on futures, and price swap agreements), the matching of obligations to market prices, contractual limitation of damages and volume limitations, and relatively short-term contracts. Energy Products Company will use market hedging measures solely to minimize risk. These hedging measures may include the purchase and sale of commodity-based derivative contracts such as options, swaps, and exchange-traded future contracts, under which physical delivery may or may not occur. In this regard, the purchase and sale of commodity-based derivatives in a commodity business (generally options, futures contracts, and swaps) may be for the purpose of hedging an existing position under a contract requiring physical delivery of a commodity. Alternatively, the purchase and sale of commodity-based derivatives may be used as a substitute for a position to be taken at a later time in a physical market in order to lock in the price of a commodity that will be needed in the future in order to supply new customers. For an energy marketer, the purchase and sale of energy-based derivatives may be a less risky means to take a position in a
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commodity than other alternatives, such as the construction of expensive power plants or the purchase or maintenance of large inventories of a commodity. Columbia will ensure that the relevant procedures and policies of Energy Products Company conform to Columbia's internal policy with respect to the management of price risk. See Consolidated, mimeo at 6-7.

         In the day-to-day operation of Energy Products Company, it may be necessary to acquire or construct physical assets such as oil and gas storage facilities, gas or coal reserves, or a pipeline spur that is needed for deliveries of fuel to an industrial customer. Such assets would be incidental to Energy Products Company's marketing activity and operations and would only be acquired or constructed to the extent reasonably necessary to conduct the day-to-day operations of Energy Products Company. Accordingly, Columbia requests authorization for Energy Products Company to acquire or construct physical assets that are incidental to and reasonably necessary in the day-to-day conduct of marketing operations. Granting this request is consistent with the authorization previously granted in SEI. See SEI, mimeo at 6 - 7. Energy Products Company will not acquire any assets if, as a result of the transaction, it would become a "public utility company" within the meaning of the Act.

         As Energy Products Company develops its participation in the energy market, it may wish to enter into joint ventures with companies with expertise in other
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energy commodities. In furtherance of this, Energy Products Company may wish to acquire an interest in a joint venture entity for the purpose of marketing or brokering an energy commodity in the same manner as the Energy Products Company is directly authorized. Columbia requests authorization for Energy Products Company to invest funds for the development of joint venture entities subject to a reservation of jurisdiction over the acquisition by Energy Products Company of any ownership interest in the joint venture entity. Such an entity could be in the form of a corporation, general or limited partnership, or a limited liability company. Columbia's investment in the preliminary investigation of such joint ventures is included in the $100 million dollar aggregate investment set forth below.

         It is expected that Energy Products Company will contract for large volumes of energy commodities. In light of the fact that, due to the nature of the subsidiary's business, it will not be heavily capitalized, it is anticipated that Columbia will have to guarantee a number of the fuel and power transactions entered into by the subsidiary. Columbia therefore, requests authorization to provide guarantees, through December 31, 2000, to Energy Products Company, or to any joint venture of which Energy Products Company is a participant, so long as such guarantees in the aggregate do not exceed $100 million. Approval of this authorization would be consistent with that granted in Consolidated, mimeo at 6, subject to a reservation of jurisdiction by the Commission until such time as Energy Products Company forms such a joint venture.

         Columbia, to the extent required, requests authorization to provide Energy Products Company with up to $5 million in funding through December 31, 1997,
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through the purchase from time to time of shares of common stock of Energy
Products Company, with $25 par value per share, at a purchase price at or above par value. Thereafter, the new subsidiary will issue securities, and Columbia, or a direct subsidiary of Columbia, will acquire securities, in transactions which will be exempt pursuant to Rule 52. Columbia's aggregate investment in Energy Product Company will not at any time exceed $100 million (including guarantees) through December 31, 2000.

CERTIFICATE OF NOTIFICATION

         Energy Products Company will report to the Commission with respect to the transactions contemplated hereunder, in quarterly Rule 24 Certificates which will include, in addition to a balance sheet and income statement, the following:

         1. A description of all retail electric marketing/brokering and other non-gas energy projects in which Energy Products Company began participation during the applicable quarter with a copy of the state regulatory approval of said program and/or the applicable electric retail wheeling tariff;

         2. A statement indicating as a percentage of total revenues of the period, the amount of revenues attributable to power and natural gas sales and sales of all other forms of fuel.


         Additionally, Columbia will report guarantees of transactions contemplated hereunder in its quarterly Rule 24 Certificates.
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AUTHORIZATION REQUESTED

         Columbia requests authorization to (1) create and fund one or more new direct or indirect subsidiaries or to fund an existing subsidiary to market and/or broker energy products through the purchase from time to time through December 31, 1997, of up to $5 million of common stock of the subsidiary or subsidiaries, $25 par value per share, at a purchase price at or above par value; (2) to acquire or construct ancillary physical assets so long as the acquisition and operation of such assets should not render the subsidiary or subsidiaries a "public utility company, under the Act; (3) to invest funds in the preliminary investigation of joint venture arrangements for the purpose of marketing energy products subject to a reservation of jurisdiction over the terms of the final acquisition of the interest in the joint venture entity; and
(4) to guarantee the performance of such subsidiary or subsidiaries or a joint venture in which the subsidiary or subsidiaries has an ownership interest, so long as the aggregate obligations guaranteed do not exceed $100 million; provided, that Columbia requests the Commission to reserve jurisdiction over the guarantee of the obligations of a joint venture entity(ies) until such time as Energy Products Company enters such a venture(s). Subsequent financing of the subsidiary or subsidiaries will be pursuant to Rule 45 and 52; however Columbia's aggregate investment outstanding at any one time will not exceed $100 million including guarantees.
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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                 THE COLUMBIA GAS SYSTEM, INC.




Date: November 19, 1996           By:  /s/J. W. Trost
                                      __________________________________________
                                      J. W. Trost, Vice President
                                      Columbia Gas System Service Corporation
                                      on behalf of The Columbia Gas System, Inc.